May 17, 2005



Fax (202) 772-9209
Mail Stop 45-61

Gregory Pusey, President
Cambridge Holdings, LTD.
106 S. University Blvd. #14
Denver, Colorado 80209


Re:	Cambridge Holdings, LTD.
	File No.    000-12962
      Form 10-K for the year ended June 30, 2004
Forms 10-Q for the quarters ended September 30, 2004, December 31, 2004, and March 31, 2005

Dear Mr. Pusey:

      We have reviewed your response letter dated April 22, 2005 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission.


Form 10-K

Management`s Discussion and Analysis or Plan of Operation, page 5
1. We note your response to our previous comment no. 1.   Please
revise your proposed disclosures to present the Company`s analysis of the uncertainties involved in applying an accounting principle at a given time or the variability that is reasonably like to result from its application over time. The revised disclosure should include how you arrived at the estimate, how accurate your assumptions have been in the past, and any other disclosures related to the estimates and assumption involved in the application of generally accepted accounting principles that impact your reported financial condition and operating performance, or the comparability of reported information over different reporting periods. You should provide quantitative as well as qualitative information when information is reasonably available. See SEC Release 33-8350.




Financial Statements and Notes

Statement of Operations and Comprehensive Income, page F-4
2. We have read your response to comment 2 and we are still evaluating this issue.

Item 8A. Controls and Procedures
3. Considering the recent events regarding the Company`s failure to timely register as an investment company and to meet the reporting requirements under the Investment Company Act of 1940, explain to us in reasonable detail the basis for management`s conclusions that your disclosure controls and procedures were nonetheless effective at December 31, 2004 and March 31, 2005.

March 31, 2005 Form 10-QSB

Note 2 - Common Stock and Other Investments, page 7
4. We note your discussion of the Company`s distribution of the 532,275 shares of AspenBio common stock. Revise your Form 10-QSB to include a discussion of the Company`s reasons management`s decision to liquidate this investment.

Other
5. Also, revise your disclosures throughout the Form 10-QSB to include a discussion of the Company`s recent events regarding its failure to recognize its status as a reporting company under the Investment Company Act of 1940; its failure to meet the reporting requirements of such Act and its plan of action to liquidate its investments.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Yolanda Crittendon at (202) 551-3472 or me at
(202) 551-3499 if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Kathleen A. Collins
Branch Chief


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Cambridge Holdings, LTD.
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